Exhibit 99.69

Vicinity™ Buses Selected For New Mexico Statewide Contract

VANCOUVER, BC / February 22, 2021 / Grande West Transportation Group Inc. (TSXV:BUS) (OTCQX:BUSXF) (FRA:6LG) (“Grande West” orthe “Company”), a leading supplier of electric, CNG, gas and clean diesel buses, today announced the State of New Mexico hasselected Vicinity buses in a statewide purchasing contract that gives State transit agencies the right to purchase directly from the Company’s diverse bus portfolio.

Vehicles for selection will be produced from Grande West’s “Buy American Act” compliant assembly facility in Washington state, which will be capable of producing 1,000 electric, CNG, gas and clean-diesel units annually across all sizes and powertrains.

“We are privileged to have our Vicinity buses included in this contract allowing New Mexico transit agencies the ability to choose Grande West as an OEM supplier for their growing fleets,” said William Trainer, President and Chief Executive Officer of Grande West. “This marks a significant milestone in our expansion into the large U.S. market, where we are leveraging our solid industry reputation to continue to capture market share nationwide – as evidenced by our 2021 deliveries, which currently stands in excess of 100 Vicinity™ buses to be delivered in the first half of 2021.

“We believe we can offer competitive bids to New Mexico for our innovative line of buses. We look forward to working with New Mexico officialsto match our vehicles with their requirements, creating long-term value for both our customers and shareholders,” concluded Trainer.

About Grande West Transportation Group

Grande West Transportation Group (TSXV: BUS) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean-diesel buses for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. Grand West’s innovative Vicinity Lightning™ EV bus, enabled through a tier-1 strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.grandewest.com or www.vicinitybus.com for product details.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA

MZ Group – MZ North America

949-259-4987

BUS@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release. Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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